Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2011 and 2010

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied and summarized in the consolidated financial statements.

The MD&A has been prepared in accordance with the requirements of securities regulators as applicable to Oncolytics Biotech Inc.

The consolidated financial statements and information in the MD&A generally include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until future periods.  Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements and MD&A.  The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty.  Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for financial purposes.

We, as the Chief Executive Officer and Chief Financial Officer, will certify to our annual filings with the CSA and the SEC as required in Canada by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual Interim Filings) and in the United States by the Sarbanes-Oxley Act.

The external auditors conducted an independent examination of corporate and accounting records in accordance with generally accepted auditing standards to express their opinion on the consolidated financial statements.  Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented fairly.  The external auditors have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  The Board exercises this responsibility through the Audit Committee of the Board.  This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements and MD&A before they are presented to the Board of Directors for approval.

/s/ Brad Thompson	/s/ Doug Ball

Brad Thompson, Ph.D	Doug Ball, CA
Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Oncolytics Biotech Inc.

We have audited the accompanying consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2011 and 2010 and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information.
Management's responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors' responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oncolytics Biotech Inc. as at December 31, 2011 and 2010 and January 1, 2010, and the results of its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Oncolytics Biotech Inc.'s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2012 expressed an unqualified opinion on Oncolytics Biotech Inc.'s internal control over financial reporting.

Calgary, Canada March 14, 2012	Chartered Accountants

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of
Oncolytics Biotech Inc.

We have audited Oncolytics Biotech Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oncolytics Biotech Inc's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Oncolytics Biotech Inc. as at December 31, 2011 and 2010, and January 1, 2010, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2011 and 2010, and a summary of significant accounting policies and other explanatory information, and our report dated March 14, 2012, expressed an unqualified opinion thereon.

Calgary, Canada March 14, 2012	Chartered Accountants

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,	December 31,	January 1,
	Notes	2011 $	2010 $	2010 $
Assets
Current assets
Cash and cash equivalents	6	32,918,751	39,296,682	32,448,939
Short-term investments	6	1,936,787	3,609,246	1,679,937
Accounts receivable	21	55,392	284,988	64,787
Prepaid expenses		721,576	278,934	507,408
Total current assets		35,632,506	43,469,850	34,701,071
Non-current assets
Property and equipment	7	392,111	226,911	208,320
Long term investment	8	—	—	684,000
Total non-current assets		392,111	226,911	892,320
Asset held for sale	8	—	735,681	—
Total assets		36,024,617	44,432,442	35,593,391
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		6,504,238	2,500,682	4,226,933
Warrant liability	9	—	5,536,800	1,023,051
Total current liabilities		6,504,238	8,037,482	5,249,984
Commitments and contingencies	12, 13, 18 and 19
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2011 – 71,251,335 December 31, 2010 – 67,958,302 January 1, 2010 – 61,549,969	9	177,282,566	155,439,610	131,908,274
Warrants	9	2,653,627	4,108,652	2,437,460
Contributed surplus	9, 10	21,142,519	19,399,489	13,734,743
Accumulated other comprehensive loss		(117,501)	(156,660)	—
Accumulated deficit		(171,440,832)	(142,396,131)	(117,737,070)
Total shareholders’ equity		29,520,379	36,394,960	30,343,407
Total liabilities and equity		36,024,617	44,432,442	35,593,391
See accompanying notes

On behalf of the Board:
/s/ Fred Stewart	/s/ Bob Schultz
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2011 $	2010 $
Expenses
Research and development	10, 22, 23	23,386,685	13,882,565
Operating	10, 22, 23	5,334,582	6,003,870
Loss before the following		(28,721,267)	(19,886,435)
Write down of asset available for sale	8	(735,681)	—
Change in fair value of warrant liability		36,000	(4,841,949)
Interest		416,247	76,934
Loss before income taxes		(29,004,701)	(24,651,450)
Income tax expense	14	(40,000)	(7,611)
Net loss		(29,044,701)	(24,659,061)
Other comprehensive gain (loss) - translation adjustment		39,159	(156,660)
Net comprehensive loss		(29,005,542)	(24,815,721)
Basic and diluted loss per common share	11	(0.41)	(0.39)
Weighted average number of shares (basic and diluted)		70,911,526	62,475,403
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
	$	$	$	$	$	$

As at January 1, 2010	131,908,274	2,437,460	13,734,743	—	(117,737,070)	30,343,407

Net loss and comprehensive loss	—	—	—	(156,660)	(24,659,061)	(24,815,721)

Issue of common shares, public offering	22,639,719	4,120,201	—	—	—	26,759,920
Exercise of warrants	787,508	(11,009)	—	—	—	776,499
Exercise of stock options	104,109	—	(24,295)	—	—	79,814
Expired warrants	—	(2,438,000)	2,438,000	—	—	—
Share based compensation	—	—	3,251,041	—	—	3,251,041
As at December 31, 2010	155,439,610	4,108,652	19,399,489	(156,660)	(142,396,131)	36,394,960

Net loss and comprehensive income	—	—	—	39,159	(29,044,701)	(29,005,542)
Exercise of warrants	21,487,080	(1,455,025)	—	—	—	20,032,055
Exercise of stock options	355,876	—	(62,473)	—	—	293,403
Share based compensation	—	—	1,805,503	—	—	1,805,503
As at December 31, 2011	177,282,566	2,653,627	21,142,519	(117,501)	(171,440,832)	29,520,379
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2011 $	2010 $

Operating Activities
Net loss for the year		(29,044,701)	(24,659,061)
Amortization - property and equipment		92,590	63,156
Share based compensation	10, 22, 23	1,805,503	3,251,041
Change in fair value of warrant liability		(36,000)	4,841,949
Write down of asset available for sale		735,681	—
Unrealized foreign exchange loss		115,234	343,821
Net change in non-cash working capital	17	3,790,510	(1,717,978)
Cash used in operating activities		(22,541,183)	(17,877,072)
Investing Activities
Acquisition of property and equipment		(257,790)	(81,846)
Acquisition of investment	8	—	(51,681)
Redemption (purchase) of short-term investments		1,672,459	(1,929,309)
Cash provided by (used in) investing activities		1,414,669	(2,062,836)
Financing Activities
Proceeds from exercise of stock options and warrants		14,824,658	528,211
Proceeds from public offering		—	26,759,921
Cash provided by financing activities		14,824,658	27,288,132
Increase (decrease) in cash		(6,301,856)	7,348,224
Cash and cash equivalents, beginning of year		39,296,682	32,448,939
Impact of foreign exchange on cash and cash equivalents		(76,075)	(500,481)
Cash and cash equivalents, end of year		32,918,751	39,296,682
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.
Our consolidated financial statements for the year ended December 31, 2011, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 14, 2012. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded and our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.
We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our product being developed may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries and are presented in Canadian dollars, our functional currency.
The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IFRS 1 First-time Adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB").
Basis of consolidation
Our accounts include the accounts of Oncolytics Biotech Inc. and our subsidiaries. Subsidiaries are entities over which we have control, being the power to govern the financial and operating policies of the investee entity so as to obtain benefits from its activities. Accounting policies of subsidiaries are consistent with our accounting policies and all intra-group transactions, balances, income and expenses are eliminated on consolidation.
A change in ownership interest of a subsidiary, without a change in control, is accounted for as an equity transaction.
Note 3: Adoption of IFRS
Effective January 1, 2011, all Canadian publicly accountable enterprises were required to prepare their financial statements using International Financial Reporting Standards ("IFRS"), issued by the IASB and adopted by the Accounting Standards Board of Canada. IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") requires that an entity's accounting policies used in its opening statement of financial position and throughout all periods presented in its first IFRS financial statements comply with IRFS effective at the end of its first IFRS reporting period.
Our accounting policies outlined in Note 4 have been applied in preparing our consolidated financial statements as at and for the year ended December 31, 2011, the comparative information presented as at and for the year ended December 31, 2010 and in the preparation of our opening IFRS balance sheet at January 1, 2010 (our date of transition).
In preparing our opening balance sheet, we have adjusted amounts reported previously in our consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles in place prior to the adoption of IFRS (“CGAAP”). An explanation of how the transition from CGAAP to IFRS has affected our financial position, financial performance and cash flows is set out in the tables below and in the respective notes.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Total equity	December 31, 2010 $	January 1, 2010 $
Total equity under CGAAP	41,931,760	31,366,458
Adjustment required to conform to IFRS:
Warrant liability	(5,536,800)	(1,023,051)
Total equity under IFRS	36,394,960	30,343,407

Comprehensive loss for the period	For the year ending December 31, 2010 $
Comprehensive loss under CGAAP	19,973,772
Adjustment required to conform to IFRS:
Revaluation of warrant liability	4,841,949
Comprehensive loss under IFRS	24,815,721
Basic and diluted loss per common share, CGAAP	0.32
Basic and diluted loss per common share, IFRS	0.39
Weighted average number of common shares	62,475,403
Consolidated Statement of Cash Flows
In transitioning to IFRS, there was no impact on our net change in cash or cash flow statement presentation for the year ending December 31, 2010.
IFRS Transitional Arrangements
When preparing our consolidated statement of financial position under IFRS at January 1, 2010, our date of transition, the following optional exemption from full retrospective application of IFRS accounting policies has been adopted:
Cumulative translation differences - cumulative translation differences resulting from the translation of our net investment in our U.S. subsidiary and the financial statements of our U.S. subsidiary have been set to zero at January 1, 2010.
Effects of IFRS
Warrants
IFRS requires warrants with an exercise price denominated in a currency other than the entity's functional currency to be treated as a liability measured at fair value. Changes in fair value are to be recorded in the consolidated statement of loss and comprehensive loss.

Classification of expenses within the statement of loss and comprehensive loss
Under IFRS, we have chosen to present our expenses based on the function of each expense rather than the nature of each expense. As a result, share based compensation, depreciation of capital assets, and foreign currency gains and losses are no longer separately presented on the statement of loss and comprehensive loss. There is no impact on our net loss or comprehensive loss as a result of these classifications.

Foreign currency translation
Under IFRS, we record the impact of fluctuations in foreign currency exchange rates relating to our net investment in our U.S.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

subsidiary and any foreign currency effects on the translation of our U.S. subsidiary's financial statements as a separate component of equity and other comprehensive income. Under CGAAP we treated our U.S. subsidiary as an integrated subsidiary with foreign currency translation differences recorded as part of our statement of loss. The result of the transition to IFRS is a reclassification of the related foreign currency gains and losses from net loss to other comprehensive income. There is no impact on our net comprehensive loss as a result of these re-classifications.

Note 4: Summary of Significant Accounting Policies
The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.
Property and equipment
Property and equipment are recorded at cost. Depreciation is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Depreciation is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease
Intellectual property
Intellectual property acquired through our investment in BCBC was included in Asset Held for Sale on the December 31, 2010 balance sheet, at cost. During the year ended December 31, 2011, this amount was written off.
Foreign currency translation
The financial statements for each of our subsidiaries are prepared using their functional currency. Our presentation currency is the Canadian dollar which is also Oncolytics Biotech Inc.'s functional currency. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Exchange differences resulting from the settlement of such transactions and from the translation at exchange rates ruling at the statement of financial position date of monetary assets and liabilities denominated in currencies other than the functional currency are recognized directly in the consolidated statement of loss and comprehensive loss.

Exceptions to this are where the monetary items form part of the net investment in a foreign operation and the foreign operation's functional currency is the local currency. These exchange differences are initially recognized in equity. The statement of financial position of foreign operations is translated into Canadian dollars using the exchange rate at the statement of financial position date and the income statements are translated into Canadian dollars using the average exchange rate for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Exchange differences on translation into Canadian dollars are recognized as a separate component of equity. On disposal of a foreign operation, any cumulative exchange differences held in equity are transferred to the consolidated statement of loss and comprehensive loss.
Research and development costs
Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Investment tax credits and government assistance
Investment tax credits and government assistance relating to qualifying scientific research and experimental development expenditures that are recoverable in the current period are accounted for as a reduction in research and development expenditures.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.
Loss per common share
Basic loss per common share is determined using the weighted average number of common shares outstanding during the period.
We use the treasury stock method to calculate diluted loss per common share. Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive. The number of additional common shares is calculated by assuming that any outstanding “in the money” options and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
Share based payments
Stock option plan
We have one stock option plan (the “Plan”) available to officers, directors, employees, consultants and suppliers with grants under the Plan approved from time to time by our Board of Directors (the “Board”). Under the Plan, the exercise price of each option equals the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant. Exercised stock options are settled with common shares issued from treasury.

Officers, directors and employees
We use the fair value based method of accounting for employee awards granted under the Plan. We calculate the fair value of each stock option grant using the Black Scholes Option Pricing Model and the fair value is recorded over the option's vesting period.
Non-employees
Share based payments to non-employees is recorded at the fair value of the goods received or the services rendered. The fair value is measured at the date we obtain the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably valued the fair value of the options granted will be used.
Financial instruments
Financial assets

Financial assets are comprised of cash and cash equivalents, accounts receivable, short-term investments and long term investment. Financial assets are initially recorded at fair market value and are classified as follows:

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and interest bearing deposits with our bank and have been designated as held for trading.

Accounts receivable
Accounts receivable have been classified as loans and receivables.

Short-term investments
We determine the appropriate classification of our short-term investments at the time of purchase and re-evaluate such classification as of each reporting date. We classify our short-term investments as held-to-maturity as we have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.

Long term investment
We classified our long term investment as available-for-sale.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Impairment of financial assets
We assess at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred loss event) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Financial liabilities

Trade accounts payable
Trade accounts payable are non interest-bearing and recorded at fair market value. They are classified as other financial liabilities and are subsequently measured at amortized cost using the effective interest rate method.

Warrant liability
Warrants with an exercise price denominated in a foreign currency are recorded as a Warrant Liability and classified as fair value through profit and loss. The Warrant Liability is initially measured at estimated fair value with subsequent changes in fair value recorded as a gain or loss in the consolidated statement of loss and comprehensive loss. These warrants have not been listed on an exchange and therefore do not trade on an active market.

Fair Value Measurement
The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.
The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Transaction Costs

Transaction costs are expensed as incurred for financial instruments designated as held for trading. Transaction costs for other financial instruments are recognized as part of the financial instrument's carrying value.
Asset held for sale

Assets are classified as held for sale if their carrying amount is expected to be recovered primarily through a sale as opposed to continued use. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Depreciation ceases when an asset is classified as held for sale.
Deferred income taxes
We follow the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Deferred income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is charged or credited to income, except when it is related to items charged or credited to either other comprehensive income or directly to equity.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Accounting Standards and Interpretations Issued but Not Yet Effective
Financial Instruments
In November 2009, the International Accounting Standard Board (“IASB”) issued IFRS 9 Financial Instruments which replaced the classification and measurement requirements in IAS 39 Financial Instruments: Recognition and Measurement for financial assets. In October 2010, the IASB issued additions to IFRS 9 regarding financial liabilities. The new standard is effective for annual periods beginning on or after January 1, 2015 with earlier adoption permitted. We do not anticipate that there will be a material impact on our financial position or results of operations.

Fair Value Measurements
In June 2011, the IASB issued IFRS 13 Fair Value Measurements, which establishes a single source of guidance for all fair value measurements required by other IFRS; clarifies the definition of fair value; and enhances disclosures about fair value measurements. IFRS 13 applies when other IFRS require or permit fair value measurements or disclosures. IFRS 13 specifies how we should measure fair value and disclose fair value information. It does not specify when an entity should measure an asset, a liability or its own equity instrument at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

Presentation of Financial Statements
In June 2011, the IASB issued amendments to IAS 1 Presentation of Financial Statements to improve the consistency and clarity of the presentation of items of comprehensive income by requiring that items presented in Other Comprehensive Income (“OCI”) be grouped on the basis of whether they are at some point reclassified from OCI to net loss or not. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. Earlier application is permitted. We are currently assessing the impact of adopting the amendments to IAS 1 on our consolidated financial statements.

Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements (“IFRS 10”), which replaces International Accounting Standard 27 Consolidated and Separate Financial Statements (“IAS 27”) and Standing Interpretations Committee Interpretation 12 Consolidation - Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control so that a single control model can be applied to all entities for consolidation purposes.

Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements, which supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 provides for a principle-based approach to the accounting for joint arrangements that requires an entity to recognize its contractual rights and obligations arising from its joint arrangements. IFRS 11 also generally requires the use of the equity method of accounting for interests in joint ventures. Improvements in disclosure requirements are intended to allow investors to gain a better understanding of the nature, extent, and financial effects of the activities that an entity carries out through joint arrangements.

Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities, which contains enhanced disclosure requirements about an entity’s interests in consolidated and unconsolidated entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities (special purpose entities).

Investments in Associates and Joint Ventures and Separate Financial Statements
In May 2011, two existing standards, IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements, were amended. The amendments are not significant, and result from the issuance of IFRS 10, IFRS 11, and IFRS 12.

These new standards and amendments to existing standards (IFRS 10, IFRS 11, and IFRS 12) are effective for annual periods beginning on or after January 1, 2013. The disclosure requirements of IFRS 12 may be incorporated into the financial statements earlier than January 1, 2013. However, early adoption of the other standards is only permitted if all five are applied at the same time. We are currently assessing the impact of adopting these new standards and amendments on our consolidated financial statements, and do not expect the impact to be significant.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 5: Significant Judgments, Estimates and Assumptions
Judgments
The preparation of our consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amount of expenses, assets, liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Estimates and assumptions
Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include:
Share based payments
We measure our share based payment expense by reference to the fair value of the stock options at the date at which they are granted. Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share based payment expense for the year along with the assumptions and model used for estimating fair value for share based compensation transactions are disclosed in note 10.

Warrant liability
We measured our initial warrant liability and subsequent revaluations of our warrant liability by reference to the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date. Estimating fair value for these warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

Asset held for sale
In June 2011, we wrote down our asset held for sale to $nil. We have used management judgment pertaining to the timing and potential results of the ongoing sales process. We concluded, under market conditions existing at that time, that we would not be able to complete a sale in a timely manner. As well, assumptions have been made and estimates used in assessing the fair value of the associated intellectual property.

Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, we are accumulating tax loss carry forward balances in various tax jurisdictions creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

To date we have determined that none of our deferred tax assets should be recognized. Our deferred tax assets are mainly comprised of our net operating losses from prior years, prior year research and development expenses, and investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income within our other subsidiaries. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 6: Cash Equivalents and Short Term Investments

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $31,328,312 (December 31, 2010 - $34,337,595).  The current annual interest rate earned on these deposits is 1.11% (December 31, 2010 – 1.06%).

Short-Term Investments
Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
December 31, 2011
Short-term investments	1,936,787	1,936,787	—	1,936,787	1,936,787	1.68%
December 31, 2010
Short-term investments	3,609,246	3,609,246	Nil	3,609,246	3,609,246	0.30%

Fair value is determined by using published market prices provided by our investment advisor.

Note 7: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at January 1, 2010	100,816	271,014	111,076	36,386	139,616	658,908
Additions	6,655	68,060	6,281	850	—	81,846
As at December 31, 2010	107,471	339,074	117,357	37,236	139,616	740,754
Additions	36,788	120,120	29,633	18,866	52,383	257,790
As at December 31, 2011	144,259	459,194	146,990	56,102	191,999	998,544

Amortization
As at January 1, 2010	47,504	185,825	73,457	27,006	116,895	450,687
Amortization for the year	11,825	27,919	5,567	1,807	16,038	63,156
As at December 31, 2010	59,329	213,744	79,024	28,813	132,933	513,843
Amortization for the year	9,817	61,770	6,561	2,466	11,976	92,590
As at December 31, 2011	69,146	275,514	85,585	31,279	144,909	606,433

Net book value
As at December 31, 2011	75,113	183,680	61,405	24,823	47,090	392,111
As at December 31, 2010	48,142	125,330	38,333	8,423	6,683	226,911

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 8: Asset Held for Sale
In 2009, we acquired all of the convertible preferred shares of British Canadian Biosciences Corp. (“BCBC”), a privately held biotechnology company specializing in the development of peptides for the treatment of a variety of conditions, including cancer. In February 2010, we completed the conversion of our preferred share holding in BCBC into common shares. As a result of this conversion we owned 10% of the issued common shares of BCBC. The common shares of BCBC do not have a quoted market price in an active market. BCBC's only asset is intellectual property.
In the fourth quarter of 2010, BCBC concluded that it was unable to obtain additional financing to support its business and subsequently suspended operations. In November 2010, we purchased an additional 60% of the common shares of BCBC for $51,681 which included cash and the settlement of certain trade accounts payable. As the operations of BCBC had been suspended, its only remaining asset was intellectual property. In conjunction with this purchase, we assessed the cost of our investment against the estimated fair value of BCBC using a cash flow analysis and determined that the estimated fair value of our investment was in excess of our cost. At the end of 2010, we began the process to sell BCBC and as a result we had reflected our investment in BCBC's intellectual property as an asset held for sale. In 2011, despite our efforts to sell our investment in BCBC, we were unsuccessful in completing a sale and as a result, we wrote down our investment in BCBC to $nil.
Note 9: Share Capital
Authorized:
Unlimited number of no par value common shares

Issued:	Shares		Warrants
	Number	Amount $	Number	Equity Amount $	Liability Amount $
Balance, January 1, 2010	61,549,969	131,908,274	4,255,000	2,437,460	1,023,051
Issued for cash pursuant to November 8, 2010 bought deal financing (a)	6,256,000	22,639,719	3,503,360	4,120,202	—
Exercise of warrants	119,900	787,508	(119,900)	(11,010)	(328,200)
Expired warrants	—	—	(2,300,000)	(2,438,000)	—
Exercise of stock options	32,433	104,109	—	—	—
Revaluation of warrant liability	—	—	—	—	4,841,949
Balance, December 31, 2010	67,958,302	155,439,610	5,338,460	4,108,652	5,536,800
Exercise of US$3.50 warrants	1,833,600	11,897,142	(1,833,600)	—	(5,500,800)
Exercise of warrants	1,322,750	9,589,938	(1,322,750)	(1,455,025)	—
Exercise of stock options	136,683	355,876	—	—	—
Expired warrants	—	—	(12,000)	—	(36,000)
Balance, September 30, 2011	71,251,335	177,282,566	2,170,110	2,653,627	—

(a)
Pursuant to a bought deal financing, 6,256,000 units were issued at an issue price of $4.60 per unit for gross proceeds of $28,777,600. Each unit included one common share (ascribed value of $4.05) and 0.50 of one common share purchase warrant (ascribed value of $0.55). The ascribed value was determined using the relative fair value method. Each common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $6.15 per share until November 8, 2012. Share issue costs for this offering were $2,697,081. In addition, we issued 375,360 common share purchase warrants with an exercise price of $4.60 that expire on November 8, 2012 to the brokerage firm assisting with the transaction. The ascribed value of these broker warrants was $679,402 ($1.81 per broker warrant) and has been included in the share issue costs above. The ascribed values of the warrants were determined using Black Scholes.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Warrants - liability
Under IFRS, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with subsequent changes in fair value accounted for through the consolidated statement of loss. The fair value of these warrants is determined using the Black Scholes Option Pricing Model. Our warrants with an exercise price of U.S.$3.50 meet this requirement and we have presented the value of these warrants as a deemed current liability on the consolidated statement of financial position. As these warrants are exercised, the value of the recorded warrant liability is included in our share capital along with the proceeds from the exercise. If these warrants expire, the related warrant liability is reversed through the statement of loss. There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant liability or when warrants expire unexercised.
As at December 31, 2011, our warrant liability is $nil (December 31, 2010 - $5,536,800; January 1, 2010 - $1,023,051) as these warrants were either exercised or expired on January 24, 2011.
Warrants - equity
The following table summarizes the weighted average assumptions used in the Black Scholes Option Pricing Model with respect to the valuation of warrants and broker warrants issued:

2010

Risk-free interest rate	1.4%
Expected hold period to exercise (years)	2.00
Volatility in the price of the Company's shares	61.9%
Dividend yield	Zero
The following table summarizes our outstanding warrants as at December 31, 2011:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
$4.60	375,360	—	—	—	375,360	0.83
$6.15	3,117,500	—	(1,322,750)	—	1,794,750	0.83
US$3.50	1,845,600	—	(1,833,600)	(12,000)	—	—
	5,338,460	—	(3,156,350)	(12,000)	2,170,110	0.83

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

Note 10: Share Based Payments
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2011		2010
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	4,703,760	4.53	3,936,543	4.72
Granted during the year	1,325,000	4.21	1,183,000	5.73
Forfeited during the year	(214,500)	8.16	(383,350)	10.42
Exercised during the year	(136,683)	2.15	(32,433)	2.46
Outstanding, end of the year	5,677,577	4.37	4,703,760	4.53
Options exercisable, end of the year	5,384,911	4.35	4,654,926	4.54
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2011:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	676,327	4.4	2.11	656,327	2.11
$2.70 - $3.89	2,296,000	7.1	3.44	2,284,334	3.44
$4.00 - $5.92	1,633,250	4.6	4.88	1,372,250	4.83
$6.72 - $9.76	1,072,000	7.5	7.03	1,072,000	7.03
	5,677,577	6.1	4.37	5,384,911	4.35
Non-exercisable options vest annually over periods ranging from one to three years or after the completion of certain milestones. We have reserved 6,154,997 common shares for issuance relating to outstanding stock options.
Compensation expense related to options granted to employees and directors was $1,805,503 (2010 - $3,251,041) for the year ended December 31, 2011.
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2011	2010

Risk-free interest rate	1.31%	1.85%
Expected hold period to exercise	3.35 years	3.0 years
Volatility in the price of the Company's shares	57.28%	71%
Rate of forfeiture	—%	—%
Dividend yield	Nil	Nil
Weighted average fair value of options	$1.74	$2.76
We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

Note 11: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2011 of 70,911,526 (December 31, 2010 of 62,475,403). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 12: Commitments

We are committed to payments totaling $3,933,730 during 2012 for activities related to our clinical trial program and collaborations.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of a lease for office premises which expires on May 31, 2016.  Annual payments under the terms of this lease are as follows:

Amount $
2012	88,792
2013	91,332
2014	94,888
2015	97,428
2016	40,595
413,035

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum.

Note 13: Contingencies

Assumption Agreement

During 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

As of December 31, 2011, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell REOLYSIN® to the public or the approval of a new drug application for REOLYSIN®.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Agreement upon realization of sales of REOLYSIN®.  If we receive royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 11.75% of the royalty payments and other payments received.  Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.35% of Net Sales received for such products.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

BRI “Work in Kind” Contribution

We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this Agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2011, we estimate that the accumulated work in kind totals approximately $301,000.

Note 14: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2011	2010
Loss before income taxes	(29,004,701)	(24,651,450)
Statutory Canadian corporate tax rate	26.50%	28.00%
Anticipated tax recovery	(7,686,246)	(6,902,406)
Foreign jurisdiction tax rate difference	5,797,338	3,431,667
Employee stock based compensation	478,458	910,291
Write down of asset available for sale	97,478	—
Revaluation of the fair value of the warrant liability	(9,540)	1,355,746
Change in tax rate	64,163	124,696
Adjustment to opening tax pools	145,990	(242,261)
Other permanent differences	(89,604)	(156,183)
Change in deferred tax benefits deemed not probable to be recovered	1,241,963	1,486,061
Deferred income tax recovery	—	—
Current income taxes	40,000	7,611

As at December 31, 2011, we have non-capital losses for income tax purposes in Canada of approximately 35,991,000 which are available for application against future taxable income and expire in 2026 ($9,809,000), 2027 ($12,170,000), 2029 ($4,009,000), 2030 ($4,774,000) and 2031 ($5,229,000).  As at December 31, 2011, we have non-refundable federal investment tax credits of approximately $3,987,000 (2010 – $4,104,000) which are available to reduce future taxes payable.  We have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $18,112,000 (2010 – $17,634,000) over an indefinite future period.  We have not recorded the potential benefits of these tax pools in the consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

	2011	2010
	$	$
Net operating losses carried forward	9,569,715	8,251,442
Scientific research and experimental development	4,528,214	4,408,673
Investment tax credits	2,990,243	3,078,664
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	455,234	307,970
Share issue costs	592,848	939,502
Net capital losses carried forward	91,960	—
Unrecognized deferred tax asset	18,228,214	16,986,251

Note 15: Capital Disclosures

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	2011	2010
	$	$
Cash and cash equivalents	32,918,751	39,296,682
Short-term investments	1,936,787	3,609,246
Shareholders’ equity	29,520,379	36,394,960

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board .  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On June 10, 2010, we renewed our existing short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.  The Base Shelf expires on July 10, 2012 and we have registered 9,759,360 units and 5,065,750

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

common shares (issued in February 2012) under this shelf.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2011.

Note 16: Financial Instruments

Our financial instruments consist of cash and cash equivalents, short-term investments,  accounts receivable, and accounts payable.  As at December 31, 2011, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss in 2011 by approximately $147,996.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2011 by approximately $145,214. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2011 by approximately $263,206 .

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2011 are as follows:

	U.S. dollars $	British pounds £	Euro €
Cash and cash equivalents	968,646	20,185	13,110
Accounts payable	(5,054,864)	(110,530)	(170,732)
	(4,086,218)	(90,345)	(157,622)

 Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 15.  Accounts payable are all due within the current operating period.

Note 17: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2011 $	2010 $
Change in:
Accounts receivable	229,596	(220,201)
Prepaid expenses	(442,642)	228,474
Accounts payable and accrued liabilities	4,003,556	(1,726,251)
Change in non-cash working capital related to operating activities	3,790,510	(1,717,978)

Other Cash Flow Disclosures

	2011 $	2010 $
Cash interest received	416,247	76,934
Cash taxes paid	3,094	7,611

Note 18: Alberta Heritage Loan

We received a loan of $150,000 from the Alberta Heritage Foundation for Medical Research.  Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.

Note 19: Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company.  The by-laws provide no limit to the amount of the indemnification.  We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods.  The amounts and types of coverage have varied from period to period as dictated by market conditions.  We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought,

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

nor are we aware of any threatened litigation that may result in claims for indemnification.

Note 20: Economic Dependence

We are economically dependent on our toll manufacturers.  We primarily use one toll manufacturer in the U.S. to produce the clinical grade REOLYSIN required for our clinical trial program.  Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program.  We have used another toll manufacturer in the U.K. that has also produced clinical grade REOLYSIN at a smaller scale.  We have attempted to mitigate this risk by producing sufficient REOLYSIN in advance of patient enrollment in a particular clinical trial.

Note 21: Accounts Receivable

	2011	2010
	$	$
Government grant receivable	—	244,000
Other	55,392	40,988
	55,392	284,988

Note 22: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses, and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

	2011 $	2010 $
Included in research and development expenses:
Realized foreign exchange loss (gain)	56,721	(153,795)
Unrealized non-cash foreign exchange loss	115,234	343,821
Non-cash share based compensation	1,137,467	1,500,730

Included in operating expenses
Amortization of property and equipment	92,950	63,156
Non-cash share based compensation	668,036	1,750,311
Office minimum lease payments	69,197	89,430

Note 23: Related Party Transactions

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2011

	2011 $	2010 $
Short-term employee benefits	2,570,064	2,245,396
Share-based payments	1,444,260	2,854,500
	4,014,324	5,099,896

Note 24: Subsequent Event

On February 8, 2012, we closed a bought deal financing whereby we issued 5,065,750 common shares at a price of $4.20 per common share for gross proceeds of $21,276,150. In connection with this bought deal financing we issued 303,945 compensation options to the underwriters with an exercise price of $4.20 expiring on February 8, 2014.